# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M406
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 07/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001832106

## Reporting persons
- ABG Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,058,738; sole dispositive power 0; shared dispositive power 6,058,738; aggregate amount beneficially owned 6,058,738 (11.8% of the class)
- Ally Bridge Group (NY) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,058,738; sole dispositive power 0; shared dispositive power 6,058,738; aggregate amount beneficially owned 6,058,738 (11.8% of the class)
  Comment: Limited Liability Company
- Ally Bridge MedAlpha Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,058,738; sole dispositive power 0; shared dispositive power 6,058,738; aggregate amount beneficially owned 6,058,738 (11.8% of the class)
- Fan Yu: type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); sole voting power 0; shared voting power 6,058,738; sole dispositive power 0; shared dispositive power 6,058,738; aggregate amount beneficially owned 6,058,738 (11.8% of the class)

## Item 1. Issuer
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, A6, M4S 3E2

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

ABG Management Ltd.

Ally Bridge Group (NY) LLC

Ally Bridge MedAlpha Master Fund L.P.

Mr. Fan Yu
Address of principal business office or, if none, residence: The principal business office address for Ally Bridge Group (NY) LLC is 430 Park Avenue, 12th Floor, New York, NY 10022. The principal business office address for ABG Management Ltd. and Mr. Fan Yu is Unit 3902, 39/F, East Tower Cheung Kong Center II, 10 Harcourt Road Central, Hong Kong. The principal business office address for Ally Bridge MedAlpha Master Fund L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.
Citizenship: Ally Bridge Group (NY) LLC is organized under the laws of the State of Delaware. Mr. Fan Yu is a citizen of Malta. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages of this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of the Issuer's common shares, no par value per share ("Common Shares"), based on 51,511,310 Common Shares outstanding as of July 29, 2025, based on information provided by the Issuer.

The Common Shares are held of record by Ally Bridge MedAlpha Master Fund L.P. The amount of securities reported herein does not include 9,690,037 Common Shares issuable upon exercise of warrants held of record by Ally Bridge MedAlpha Master Fund L.P., which are subject to limitations on exercise.

Mr. Fan Yu is the controlling stockholder of ABG Management Ltd., which is the sole member of Ally Bridge Group (NY) LLC, which manages the investments of Ally Bridge MedAlpha Master Fund L.P. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the securities held of record by Ally Bridge MedAlpha Master Fund L.P. Each of them disclaims beneficial ownership of such securities.
Percent of class: 11.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,058,738
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,058,738

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement.

## Signatures
- ABG Management Ltd.: By: /s/ Fan Yu, Fan Yu, Director (08/04/2025)
- Ally Bridge Group (NY) LLC: By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (08/04/2025)
- Ally Bridge MedAlpha Master Fund L.P.: By: Ally Bridge Group (NY) LLC, its manager, By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (08/04/2025)
- Fan Yu: /s/ Fan Yu, Fan Yu (08/04/2025)